Exhibit 4.9

Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. to construct steel frame for factory building in the Shanghai facility

Jinpan Electric Group (Shanghai) Co. Ltd. (“Shanghai Jinpan”) entered into an agreement (“Agreement”) with Beijing Shi Xin Steel Frame Co. Ltd. (“BSX”) on May 23rd, 2011 for the construction the steel frame of a factory building in Shanghai (“Factory Building C”).   Pursuant to the Agreement, BSX shall supply materials and construct the steel frame of Factory Building C, located at No. 999 Hui Jin Road, Qin Pu District, Shanghai.  BSX shall not outsource the construction of any part of the steel frame to any part outside its corporate group.  BSX shall commence construction on May 5, 2011 and complete construction on July 19, 2011.  The total construction period is 75 days including time to prepare construction materials, of which steel shall be delivered on site on June 19, 2011.  At least one (1) week prior to the delivery of the steel, BSX shall confirm with Shanghai Jinpan.   If the delivery of the steel is delayed, then the construction period shall be extended accordingly.  The total contract price is RMB 6.3 million.